Contact

www.linkedin.com/in/korey-benesh (LinkedIn)

Top Skills

Technical Operations
Product Launch
Solution Architecture

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Certifications

First Aid/CPR

Honors-Awards

Scholarship of Arizona Excellence

Publications

Marketing Presentation for Delta Galil (Brand: Body Up)

Korey Benesh

Manager, Investor Applications at Brookfield
New York, New York, United States

Experience

Brookfield
3 years 6 months

Manager, Investor Applications
February 2025 - Present (1 year)
New York, United States

SUMMARY:

I manage the end-to-end strategy and execution of digital solutions across Brookfield's global fundraising efforts - from vendor research and evaluation to implementation, integration, and governance. With oversight of 17+ enterprise platforms, I drive modernization initiatives that streamline operations and deliver scalable, high-impact solutions that enhance investor engagement and business efficiency.

Associate, Investor Applications
August 2022 - February 2025 (2 years 7 months)
New York, United States

LVH Global - Five-Star Full Service Luxury Vacation Homes
2 years 5 months

Digital Marketing Consultant
April 2021 - September 2022 (1 year 6 months)
Greater New York City Area

SUMMARY:

Led the development of LVH's in-house marketing function from the ground up - building team structure, strategic roadmaps, and performance models directly with the CEO and COO. Owned channel strategy across paid media, affiliate marketing, and automation via HubSpot, delivering measurable improvements in lead quality, engagement, and brand positioning.

Head of Marketing
May 2020 - April 2021 (1 year)
New York, United States

Pzena Investment Management
Associate, Digital Marketing

April 2021 - July 2022 (1 year 4 months)
New York, United States

SUMMARY:

- Oversaw the digital marketing function for Pzena, managing strategy, execution, and analytics across paid media, content distribution, and lead gen.
- I built automated reporting to inform sales and content decisions, scaled digital campaigns across global markets, and increased engagement through targeted lifecycle programs and data-informed strategy.

PEI - Alternative Insight
3 years

Global Digital Marketing Operations Manager
April 2020 - April 2021 (1 year 1 month)
New York, United States

SUMMARY:

- Led U.S. digital marketing strategy across PEI Media's global brands, products, subscriptions, and events. Owned end-to-end campaign planning, CRM automation, audience segmentation, and performance reporting.
- Implemented automated workflows (onboarding, re-engagement, paywall), managed SEO/SEM strategies across 13 brand websites, and drove measurable improvements in digital engagement and revenue growth through data-backed execution.

Event Marketing Lead
August 2019 - April 2021 (1 year 9 months)
Greater New York City Area

SUMMARY:

- Served as the central marketing engine for 6+ annual private markets conferences, generating $3.2M+ in revenue. Owned every aspect of event marketing—strategy, promotion, branding, and digital execution.
- Developed full marketing timelines, executed ABM campaigns targeting C-level execs, and created all supporting content (emails, ads, social, web) to maximize registration and brand presence.

Marketing Coordinator
May 2018 - August 2019 (1 year 4 months)
Greater New York City Area

SUMMARY:

- Executed targeted marketing strategies (ABM and direct) to engage private market executives and drive registrations, subscriptions, and brand engagement.

- Administered end-to-end content production for digital and print assets

Education

University of Arizona

Bachelor's Degree, Communications, Sports Management · (2014 - 2018)